Exhibit 9.1

Iroquois Valley Farmland REIT, PBC - Valuation Policy

Adopted: January 22, 2025

Introduction: The board of directors (the “Board”) of Iroquois Valley Farmland REIT, PBC (the “REIT”) has adopted a Valuation Policy that contains an updated, comprehensive approach to be used to calculate the Net Asset Value (“NAV”) of the REIT, and in turn the value of any REIT shares. These guidelines are designed to produce a fair and accurate estimate of the share price that would be received in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about the farmland portfolio. This share price will be our public offering price, and our redemption price.

Calculating Net Asset Value:

Calculating Net Asset Value, Generally: NAV is intended to be a calculation of the fair value of the REIT’s assets less its outstanding liabilities. This value will likely differ from the book value of our equity reflected in our financial statements. To calculate the NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value. This model is generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements.

While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires the Board to calculate NAV in a certain way. In addition, NAV is not a measure used under GAAP and the valuations of, and certain adjustments made to, our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Valuing our Owned Farmland: Iroquois Valley will calculate the fair value of our real estate properties semi-annually based in part on values provided by third-party independent appraisers. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value.

We intend to have each property valued by an independent, third-party appraiser via a full appraisal at least once every three years, or on a more frequent basis for larger properties representing greater than 5% of the portfolio value. Interim values are generally determined by either: (i) an internal “desktop appraisal” or (ii) an inter-period valuation performed by an independent, third-party appraiser. Various methodologies used, both by the appraisers and in our internal valuations, to determine the fair value of our real estate, may include the sales comparison, income capitalization (or a discounted cash flow analysis), and cost approaches of valuation. In performing their analyses, the appraisers typically (i) conduct site visits to the properties (where full appraisals are performed), (ii) discuss each property with our team and reviewed property-level information, including, but not limited to, property operating data, prior appraisals (as available), existing lease agreements, farm acreage, location, access to water and water rights, potential for future development, and other property-level information, and (iii) review information from a variety of sources about regional market conditions applicable to each of our properties, including, but not limited to, recent sale prices of comparable farmland, market rents for similar farmland, estimated marketing and exposure time, market capitalization rates, and the current economic environment, among others.

In performing our internal valuations, we will consider the most recent appraisal available and use similar methodologies in determining fair value. We will also obtain updated market data related to the property, such as soil productivity index levels, organic certification status, tenure of organic certification and proximity to other organic farms. Sources of this data may come from market inputs from recent acquisitions of our own portfolio of real estate, recent appraisals of properties we own that are similar in nature and in the same region (as applicable) as the property being valued, market conditions and trends we observe in our due diligence process, and conversations with appraisers, brokers, and farmers. Generally, farmland that has high or higher soil productivity index levels sells at a premium to lower rated farmland. Organic status as well as the tenure of organic certification (longer tenure warrants a higher premium) and proximity to other organic farmland are additional factors that warrant a premium due to the higher expected rental rates and net operating income that can be achieved relative to other comparable properties.

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Valuing our Liabilities: We will also include the fair value of our liabilities as part of our NAV calculation. Thanks in large part to the impact of our work, Iroquois Valley has historically been successful in attracting significant capital at below-market rates, an important benefit for our company. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

In determining the fair value of liabilities, primarily our unsecured promissory notes (“Impact Investment Notes”) and mortgages on underlying farmland, we will factor in prevailing market data like instrument tenor, coupon payments and current interest rates in determining the fair value of our liabilities.

Additional Specific Guidelines:

●	For farmland acquired within 12 months prior to the date of valuation, the purchase price of the property will generally be used as the current fair value unless overriding factors apply as determined by the Board.
●	For farmland acquired more than 12 months prior to the date of valuation, we determine the fair value either by relying on estimates provided by independent, third-party appraisers or through an internal valuation process (the interim value). In addition, if significant capital improvements take place on a property, we will typically have those properties reappraised upon completion of the project by an independent, third-party appraiser. In any case, Iroquois Valley will strive for consistency in the use of independent third party appraisers by using the same appraisal company or appraiser, whenever possible, to ensure the methodology and process is applied consistently both across the portfolio and over time. Notwithstanding this guideline, management will regularly review appraisal company performance and rates, and has authority to change appraisal company if appropriate.
●	If independent third-party appraisers do not factor in soil productivity or organic certification and tenure, Iroquois Valley will make adjustments to those independent appraised values to accurately reflect the premium added to the value of the certified organic farmland.

Review of and Changes to the Valuation Policy:

With no active public market for our shares, the Board currently is responsible for the determination of our NAV and thus, the share value. This Valuation Policy is periodically reviewed by our Board, in close consultation with management, advisors, accountants, and financial professional teams, in order to ensure alignment with best practices. From time to time, our Board may adopt changes to this Valuation Policy if it (i) determines that such changes are likely to result in a more accurate determination of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination, or (ii) otherwise reasonably believes a change is warranted for a more accurate determination of NAV. The Board, from time-to-time, may request an independent review of our Valuation Policy and guidelines or seek input from outside valuation advisers.

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